SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05614L209

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099 (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614L209	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,720,785 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.74%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 49,312,405 shares of Common Stock outstanding.

CUSIP No. 05614L209	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,720,785 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.74%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 49,312,405 shares of Common Stock outstanding.

CUSIP No. 05614L209	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
823 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
823 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,721,608 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.74%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 49,312,405 shares of Common Stock outstanding.

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018, May 3, 2018, April 5, 2019, May 2, 2019, July 19, 2019, July 24, 2019 and July 29, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Brian Kahn retired from the board of directors of the Issuer effective September 3, 2020.

On September 4, 2020, Vintage Capital distributed 2,942,319 shares of Common Stock to its investors.

In addition, on September 4, 2020, Vintage Capital entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with B. Riley Financial, Inc. pursuant to which Vintage Capital sold 2,040,816 shares of Common Stock to B. Riley Financial, Inc. for an aggregate purchase price of $4,999,999.20.

The Reporting Persons are not part of any “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, which includes any persons or entities other than the Reporting Persons.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of the Share Purchase Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on September 9, 2020, the Reporting Persons beneficially owned, in the aggregate, 10,721,608 shares of Common Stock, representing approximately 21.74% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 49,312,405 shares of Common Stock outstanding.

10,720,785 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held by Vintage Capital. The Reporting Persons or some of them, directly or indirectly, control Vintage Capital and therefore may be deemed to have beneficial ownership over the shares of Common Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares for all other purposes. 823 of the shares of Common Stock are held by Brian Kahn.

(c)       Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).

2.	Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn